HYDROGENICS

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Second Quarter 2012 Results

Safe Harbour Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Recent Highlights

- Posted revenue of $8.3 million, up 113% over the second quarter of 2011, reflecting solid growth across Hydrogenics' electrolysis end markets
- Secured $10.1 million of orders for renewable energy storage, industrial gas and power system applications, driving the order backlog to $27.0 million – up 60% year-over-year
- As previously announced, reached a long-term joint development agreement with Enbridge Inc. for utility scale energy storage in North America, including an equity investment of CA$5.0 million
- Exited the quarter with $9.7 million in cash and equivalents, reflecting $4.8 million of net proceeds from the Enbridge Inc. equity investment and sound cash management





Our Growth Story is Building Advanced Hydrogen Solutions



Power Systems Application Development
Hydrogen Generation (Industrial)
Energy Storage
Power Systems Volume
Hydrogen Generation (Industrial & Fueling)
Energy Storage Application Sales
Power Systems Commercial Applications
Hydrogen Generation (Industrial & Fueling)
Technology Foundation Building
Inflection & Transition
Multiple platforms for significant growth

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Growth Story

- Increasing need for energy storage solutions worldwide
  - *Key partners/customers including Enbridge and E.ON*
  - *Focused on core markets – Canada, California, Germany*
  - *Growing acceptance of hydrogen as best technology for energy storage*
- Acceleration of demand for hydrogen-powered fuel stations
  - *Germany announced additional 50 facilities*
- Industrial orders continue to boost backlog
- Fuel cell business development initiatives continue
  - *Strategic alliance with CommScope a fundamental differentiator for Hydrogenics*
- Expect strong growth heading into 2013





Revenues

Three months ended June 30, 2012


Revenues
$M
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.9
8.3
113%
2011
2012
Power Systems
OnSite Generation


Revenues by Business Unit
$M
8
6
4
2
0
3.0
7.4
0.9
0.9
OnSite Generation
Power Systems
2011
2012

Notes

Revenues were $8.3 million, an increase of 113%, reflecting higher bookings within the OnSite Generation business unit fueled by growth in renewable energy storage and increased demand in industrial markets.

Revenues

Six months ended June 30, 2012


Revenues
$M
14
12
10
8
6
4
2
0
11.3
24%
14.0
2011
2012
PowerSystems
OnSite Generation


Revenues by Business Unit
$M
20
15
10
5
0
8.5
12.6
2.8
1.4
OnSite Generation
Power Systems
2011
2012

Notes

Revenues were $14.0 million, an increase of 24%, reflecting increased order bookings in OnSite Generation driven by growth in renewable energy storage and increased demand in industrial markets

Gross Profit

Three months ended June 30, 2012


Gross Profit
%
40
30
20
10
0
30.0
12.2 Percentage Points
17.8
2011
2012
Power Systems
OnSite Generation


Gross Profit By Business Unit
%
40
30
20
10
0
33.0
17.4
19.4
21.8
OnSite Generation
Power Sytems
2011
2012

Notes

Gross profit was 17.8% a decrease of 12.2 percentage points over the second quarter of 2011 and a 3.7 percentage point increase over the first quarter of 2012. The decrease over the second quarter of 2011 reflects the absence of $0.3 million of warranty reserve reversals (recorded in 2011) as well as material cost increases in OnSite Generation business unit. Cost reduction efforts are continuing through supply chain management and product design innovation.

Gross Profit

Six months ended June 30, 2012


Gross Profit
%
30.0
20.0
10.0
0.0
22.5
6.2 Percentage Points
16.3
Power Systems
OnSite Generation
2011
2012


Gross Profit By Business Unit
%
40
30
20
10
0
19.6
16.5
31.5
14.4
2011
2012
OnSite Generation
Power Systems

Notes

Gross profit was 16.3%, a decrease of 6.2 percentage points, reflecting the absence of warranty reserve reversals (recorded in 2011) as well as material cost increases in OnSite Generation business unit. Cost reduction efforts are continuing through supply chain management and product design innovation.

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Cash Operating Costs

Three months ended June 30, 2012


$M
5
4
3
2
1
0
8%
3.1
3.4
1.2
1.9
0.8
2.6
R&D
SG&A
2011
2012

Notes

- Cash operating costs were $3.4 million, an increase of 10%, reflecting the absence of a $0.5 million reduction in the value of our post-retirement liability in the second quarter of 2011.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 16 for a reconciliation of this measure to loss from operations.

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Cash Operating Costs

Six months ended June 30, 2012



$M
15.0
10.0
5.0
0.0
13%
6.2
7.0
2.3
3.9
2.0
5.0
2011
2012
R&D
SG&A

Notes

- Cash operating costs were $7.0 million, an increase of $0.8 million year-over-year, reflecting: (i) the absence of a $0.5 million reduction in the value of our post-retirement liability (recorded in 2011); and (ii) a $0.3 million increase in selling costs associated with increased overall commercial activities.

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Q2 Results (in $ millions)

	Three months ended June 30		Change	
	2012	2011	$	%
Revenues	$ 8.3	$ 3.9	4.4	113
Gross Profit (excluding amortization and depreciation)	1.5	1.2	0.3	27
Percentage of revenues	*17.8*	*29.9*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	3.0	2.1	0.9	43
Research and product development	0.8	1.2	(0.4)	(33)
EBITDA	$ (2.3)	$ (2.1)	(0.2)	(10)

Notes

- EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 17 for a reconciliation of this measure to net loss.

YTD Results (in $ millions)

	Six months ended June 30				Change	
		2012		2011	$	%
Revenues	$	14.0	$	11.3	2.7	24
Gross Profit (excluding amortization and depreciation)		2.3		2.5	(0.2)	(10)
Percentage of revenues		*16.3*		*22.5*		
Operating Expenses						
Selling, general and administrative (excluding amortization and depreciation)		5.7		5.2	0.5	10
Research and product development		2.0		2.3	(0.3)	(13)
EBITDA	$	(5.4)	$	(5.0)	(0.4)	(8)

Notes

- EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 17 for a reconciliation of this measure to net loss.

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Order Backlog

As at June 30, 2012

($M)

	Mar. 30/12 Backlog	Orders Received	Orders Delivered	Jun. 30/12 Backlog
OnSite Generation	$ 22.8	$ 9.3	$ 7.4	$ 24.7
Power Systems	2.4	0.8	0.9	2.3
Total	$ 25.2	$ 10.1	$ 8.3	$ 27.0

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Consolidated Balance Sheet Highlights

($M)

	Jun. 30, 2012	Dec. 31, 2011	Change $	Change %
Cash and cash equivalents and restricted cash	$ 9.7	$ 10.0	(0.3)	(3)
Trade, other and grants receivable	3.5	4.3	(0.8)	(19)
Inventories	10.3	9.3	1.0	11
Operating borrowings	0.6	-	0.6	100
Trade and other payables	9.4	10.0	(0.6)	6
Warrants	1.5	1.5	-	-

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Reconciliation of Non-IFRS Measures
Cash Operating Costs

($M)

	Three months ended June 30, 2012	Six months ended June 30, 2012
Cash operating costs	$ 3.4	$ 7.2
Less: Gross profit	(1.5)	(2.3)
Add: Stock-based compensation	0.1	0.3
Add: Deferred compensation plans indexed to share price	0.3	0.4
Add: Amortization and depreciation	0.3	0.5
Loss from operations	$ 2.6	$ 5.9

Reconciliation of Non-IFRS Measures EBITDA

($M)

	Three months ended June 30, 2012	Six months ended June 30, 2012
EBITDA loss	$ 2.3	$ 5.4
Add: Amortization and depreciation	0.3	0.5
Add: Finance (income) loss, net	0.5	0.4
Net loss	**$ 3.1**	**$ 6.3**

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